September 19, 2006
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	CommVault Systems, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-132550)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 3:00 p.m. EST on the Thursday of September 21, 2006 or as soon thereafter as practicable.
Sincerely,
CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN, SACHS & CO. INCORPORATED
As Representatives

By:	Credit Suisse Securities (USA) LLC

/s/ Conrad Rubin

Name:	Conrad Rubin
Title:	Director and Counsel